ARF 3/11/03

SECURIT[...] [...]SSION

03012185

[...] 20549

CM

RECEIVED FEB 28 2003 207 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ewing Monroe Bemiss & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Byrd Street, Suite 1650
(No. and Street)

Richmond, Virginia 23219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Hugh Ewing, III (804) 780-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

7301 Forest Avenue, Suite 300, Richmond, Virginia 23226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BD 3/15

OATH OR AFFIRMATION

I, A. Hugh Ewing, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ewing Monroe Bemiss & Co., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELA S. ALLEN
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES JULY 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
YEARS ENDED
December 31, 2002 and 2001

EWING MONROE BEMISS & CO.

Goodman & Company
There's power in our numbers.

CPAs | Consulting | Financial Advisors | Information Technology

EWING MONROE BEMISS & CO.

CONTENTS

	PAGE
REPORT OF INDEPENDENT AUDITORS	1
FINANCIAL STATEMENTS	
Balance Sheets	2
Statements of Income	3
Statement of Changes in Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 8
SUPPLEMENTAL INFORMATION	
Report on Independent Auditors on Supplementary Information Required by Rule 17 A-5 of the Securities and Exchange Commission	9
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	10
Report on Internal Control Structure	11 - 12

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Ewing Monroe Bemiss & Co.

We have audited the accompanying balance sheets of ***Ewing Monroe Bemiss & Co.*** as of December 31, 2002 and 2001, and the related statements of income,changes in equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of ***Ewing Monroe Bemiss & Co.*** Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Ewing Monroe Bemiss & Co.*** as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company, L.L.P.

Richmond, Virginia
February 18, 2003

7301 Forest Avenue, Suite 300, Richmond, VA 23226-3700
ph: 804.282.7636 fax: 804.282.1461 www.goodmanco.com

EWING MONROE BEMISS & CO.

BALANCE SHEETS

December 31,		2002		2001
ASSETS				
Current assets				
Cash	$	**558,921**	$	1,057,365
Accounts receivable		**137,643**		140,852
Prepaid expenses		**31,179**		12,703
Total current assets		**727,743**		1,210,920
Investments		**129,442**		161,779
Property and equipment - net		**194,692**		213,197
Notes receivable		**84,000**		-
	$	**1,135,877**	$	1,585,896
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	**44,608**	$	121,453
Stockholders' equity		**1,091,269**		1,464,443
	$	**1,135,877**	$	1,585,896

The accompanying notes are an integral part of these financial statements.

EWING MONROE BEMISS & CO.

STATEMENTS OF INCOME

Years Ended December 31,	2002	2001
Revenue		
Consulting and management fees	**$ 4,852,653**	$ 3,182,691
Investment and rental income	**22,600**	22,675
Total revenue	**4,875,253**	3,205,366
Expenses		
Salaries and related costs	**3,143,050**	1,859,690
Occupancy and equipment cost	**306,494**	303,188
Promotion cost	**82,156**	77,172
Communications	**29,336**	26,186
Office supplies and postage	**58,130**	78,242
Other operating expenses	**251,289**	171,299
Total expenses	**3,870,455**	2,515,777
Operating income	**1,004,798**	689,589
Other income (loss) - net investment income (loss) in certain investments	**(20,000)**	67,707
Net income	**$ 984,798**	$ 757,296

The accompanying notes are an integral part of these financial statements.

EWING MONROE BEMISS & CO.

STATEMENT OF CHANGES IN EQUITY

Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2000	$ 6,355	$ 596,041	$ 127,113	$ 729,509
Net income	-	-	757,296	757,296
Distributions to stockholders	-	-	(22,362)	(22,362)
Balance - December 31, 2001	**6,355**	**596,041**	**862,047**	**1,464,443**
Net income	-	-	**984,798**	**984,798**
Distributions to stockholders	-	-	**(1,357,972)**	**(1,357,972)**
Balance - December 31, 2002	**$ 6,355**	**$ 596,041**	**$ 488,873**	**$ 1,091,269**

The accompanying notes are an integral part of these financial statements.

EWING MONROE BEMISS & CO.

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2002	2001
Cash flows from operating activities		
Net income	$ 984,798	$ 757,296
Adjustments to reconcile to net cash from operating activities:		
Depreciation	60,491	59,412
Loss on disposal of property and equipment	-	993
Notes and investments received for consulting fees and interest	(109,000)	(20,000)
Equity interest in investments	20,000	(67,707)
Bad debts	39,194	-
Change in:		
Accounts receivable	(10,985)	26,825
Accounts payable and accrued expenses	(76,845)	94,316
Prepaid expenses	(18,476)	(1,427)
Net cash from operating activities	889,177	849,708
Cash flows from investing activities		
Distributions received from investments	12,382	22,362
Purchase of property and equipment	(41,986)	(21,192)
Purchase of investment securities	(45)	-
Net cash from investing activities	(29,649)	1,170
Cash flows from financing activity		
Distributions to stockholders	(1,357,972)	(22,362)
Net change in cash	(498,444)	828,516
Cash - beginning of year	1,057,365	228,849
Cash - end of year	$ 558,921	$ 1,057,365
Supplemental disclosures of cash flow information		
Note received for consulting fees	$ 100,000	$ -
Notes received for interest	$ 9,000	$ -
Investments received for consulting fees	$ -	$ 20,000

The accompanying notes are an integral part of these financial statements.

December 31, 2002 and 2001

1. Organization and Nature of Business

Ewing Monroe Bemiss & Co. (the "Company"), a Virginia Corporation was formed on 1992, under the laws of the Commonwealth of Virginia. Revenues are earned primarily from financial consulting and advisory services.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

Accounts and notes receivable are reviewed routinely for collectibility and reserves are established, if necessary. The Company had two accounts whose combined revenues were 33% of the total revenues during the year ended December 31, 2002. There were no accounts receivable outstanding for these accounts at December 31, 2002.

Investments

Investments represent ownership interests in nonmarketable equity securities. Nonmarketable equity securities are stated at fair value, based on the economic facts and circumstances relevant to each investment. The Company utilizes the equity method to estimate fair value for pass-through investments in noncorporate entities. Investments in corporate entities are recorded at estimated fair value. Changes in fair value are reflected as nonoperating investment income or loss in the statements of income.

Property and Equipment

Property and equipment are stated at cost and depreciated by straight-line and accelerated methods over estimated useful lives which range as follows:

Office furniture and fixtures	7 to 10 years
Office equipment	5 to 7 years
Leasehold improvements	5 to 15 years

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Income Tax Status

The stockholders have elected to be taxed as an S corporation, whereby all income, losses and credits are passed through to the stockholders. Consequently, no provision for federal income taxes is included in the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Advertising Costs

The Company expenses advertising and marketing costs as incurred. These costs total $12,444 and $13,227 for 2002 and 2001, respectively.

3. Lease Commitments

The Company leases office facilities under a five-year noncancellable operating lease. Future commitments under this lease obligation are as follows:

2003	$	191,742
2004	$	129,521

Total rent expense was $230,452 and $222,621 for 2002 and 2001, respectively. The Company subleases a portion of their office space under an annual operating lease.

4. Profit Sharing Plan

The Company has a 401(k) profit sharing plan covering substantially all employees who have met certain eligibility requirements. Contributions to the plan are at the Company's discretion. No contributions were made in 2002. Contributions to the plan for 2001 were $100,000

5. Investments

The Company received 33,333 shares of common stock in Entrinsik, Inc. for consulting fees during 2001. The fair value of this investment was originally estimated at $20,000 by management and included in revenues for 2001. The carrying value of this investment during 2002 has been eliminated. The Company acquired a 3% interest in Vapotherm, Inc. in 2000 for the fair value recognized in revenue of $25,000. The carrying value of this investment has been reduced to $12,500 as of December 31, 2002 and 2001.

During 2000, the Company received a 2.78% interest in NSW, L.L.C., a limited liability company, for consulting fees of $71,434. This was the fair value estimated by management and included in revenues for 2000. The carrying value of this investment was approximately $116,900 and $129,300 at December 31, 2002 and 2001, respectively.

6. **Property and Equipment**

Major classes of property and equipment consisted of the following:

		2002		2001
Leasehold improvements	$	**102,253**	$	102,253
Furniture and office equipment		**457,251**		415,265
		559,504		517,518
Less - accumulated depreciation		**(364,812)**		(304,321)
	$	**194,692**	$	213,197

Depreciation expense totaled $60,491 and $59,412 for the years ended 2002 and 2001, respectively.

7. **Common Stock**

Common stock consists of 25,000 authorized shares with a par value of $1 per share. There were 6,355 shares outstanding at December 31, 2002 and 2001.

8. **Net Capital**

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the Rule. At December 31, 2002, the Company had net capital of $501,354, which was $496,354 in excess of its net capital requirement.

9. **Notes Receivable**

In 2002, the Company received a note receivable from Harmony Products, Inc. in the amount of $100,000 payable in total on March 19, 2007, and eight separate note receivables for the monthly interest of $1,125 at an interest rate of 13.5%. The balance outstanding on these notes receivable at December 31, 2002 are $109,000. The Company has established a reserve of $25,000 at December 31, 2002 for this note.

* * * * *

Goodman & Company
CPAs / Consulting / Financial Advisors / Information Technology

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17 A - 5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Ewing Monroe Bemiss & Co.

We have audited the accompanying financial statements of ***Ewing Monroe Bemiss & Co.*** as of and for the year ended December 31, 2002, and have issued our report thereon dated February 18, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company, L.L.P.

Richmond, Virginia
February 18, 2003

7301 Forest Avenue, Suite 300, Richmond, VA 23226-3700
ph: 804.282.7636 fax: 804.282.1461 www.goodmanco.com
Members American Institute of Certified Public Accountants

EWING MONROE BEMISS & CO.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2002		
Stockholders' equity		
Stockholders' equity qualified for net capital	$	1,091,269
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
		1,091,269
Nonallowable assets and miscellaneous capital charges		
Nonallowable receivables		136,517
Securities not readily marketable		129,397
Secured demand notes		84,044
Investments in and receivables from affiliates		765
Fixed assets - net		194,692
Other assets		31,541
		576,956
Net capital before capital charges on firm securities		514,313
Less - haircuts on firm securities positions		12,959
Net capital	$	501,354
Amounts included in total liabilities which represent aggregate indebtedness		
Accounts payable and accrued liabilities	$	44,608
Minimum net capital required (the greater or $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirements	$	496,354
Ratio of aggregate indebtedness to net capital		0.09

Note There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2002. Nonallowable assets have been reduced by $25,000.

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(K)(2)(ii).

See report of independent auditors.

Goodman & Company
CPAs / Consulting / Financial Advisors / Information Technology

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE

Board of Directors
Ewing Monroe Bemiss & Co.

In planning and performing our audit of the financial statements of ***Ewing Monroe Bemiss & Co.*** for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ***Ewing Monroe Bemiss & Co.*** that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are: (1) to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7301 Forest Avenue, Suite 300, Richmond, VA 23226-3700
ph: 804.282.7636 fax: 804.282.1461 www.goodmanco.com

Members American Institute of Certified Public Accountants

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate, to meet the Commission's objectives at December 31, 2002.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Goodman & Company, L.L.P.

Richmond, Virginia
February 18, 2003